SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)1

Excelsis Investments, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

300863107

(CUSIP Number)

July 29, 2015

(Date of Event Which Requires Filing of this Statement)

Check appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 300863107	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Ted Korin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,089,641
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 5,089,641
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,089,641

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 12.1

12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a).	Name of Issuer: Excelsis Investments, Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices: 801 West Bay Drive, Suite 470 Largo, Florida 33770

Item 2(a).	Names of Persons Filing: Ted Korin

Item 2(b).	Address of Principal Business Office or, if none, Residence: 800 Woodbury Road, Suite H Woodbury, New York 11797

Item 2(c).	Citizenship: United States of America

Item 2(d).	Title of Class of Securities: Common stock, par value $0.001 per share

Item 2(e).	CUSIP Number: 300863107

Item 3.	Type of Reporting Person: Not applicable.

Item 4.	Ownership.

Item 4(a).	Amount Beneficially Owned: 5,089,641

Item 4(b).	Percent of Class: 12.1%

Item 4(c).
Number of shares as to which such persons have:

(i) sole power to vote or to direct the vote: 5,089,641
(ii) shared power to vote or to direct the vote: -0-
(iii) sole power to dispose or to direct the disposition of: 5,089,641
(iv) shared power to dispose or to direct the disposition of:  -0-

Items 5-9.	Not applicable.

Item 10.	Certifications:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 30, 2015	/s/ Ted Korin
Ted Korin